CERTIFICATE OF DESIGNATION OF RIGHTS, PRIVILEGES, PREFERENCES AND RESTRICTIONS OF CLASS A PREFERRED STOCK OF NDN BV, INC.

The undersigned officer of NDN BV, INC., a Wyoming corporation (the "Corporation"), hereby certifies the following:

The Corporation is authorized to issue ten million (10,000,000) shares of preferred stock, par value $.0001 ("Preferred Stock"). Pursuant to the authority conferred upon the Board of Directors of the Corporation by the Articles of Incorporation and Bylaws of the Corporation and the Wyoming Statutes, each as amended from time-to-time, the shares of Preferred Stock of the Corporation must be created and issued from time to time in one or more class, each of such class to have such voting powers, designation, preferences, and other special rights, qualifications, limitations or restrictions, as expressed in resolutions providing for the creation and issuance of such class, as adopted by the Board of Directors of the Corporation.
Pursuant to the resolutions adopted by written consents of the Board of Directors and shareholders of the Corporation without a meeting effective June 23, 2018 (the "Consent") the Corporation adopted resolutions establishing a series of Preferred Stock from its authorized shares of Preferred Stock, designated Class A Preferred Stock, consisting of one million (1,000,000) shares (the "Class A Preferred Stock"), with certain rights, privileges, preferences and restrictions as set forth in this Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Class A Preferred Stock of NDN BV, Inc. ("Certificate of Designation") as follows:

1.0 *Designation and Rank*

A new class of Preferred Stock from the Corporation's authorized shares of Preferred Stock is hereby created, designated Class A Preferred Stock, consisting of one million (1,000,000) shares, with certain rights, privileges, preferences and restrictions as herein set forth.

2.0 *Holding Rights*

Only directors of the Company may be the holders of Class A Preferred Stock.

3.0 *Conversion into Common Stock*

Shares of Class A Preferred Stock are not convertible into any other class or series of stock.

4.0 *No Impairment*

The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but

will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 4, and in the taking of all such actions as may be necessary or appropriate in order to protect against the impairment of the rights of holders of the Class A Preferred Stock.

5.0 *Reissuance of Certificates*

Each share Class A Preferred Stock acquired by the Corporation by re-purchase or otherwise shall be returned to the status of undesignated and unissued shares of Class A Preferred Stock of the Corporation and may be reissued as Class A Preferred Stock.

6.0 *Liquidation Preference*

(In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "Liquidation"), the assets of the Company available for distribution to its stockholders shall be distributed to holders of Class A Preferred Stock in the same manner as distributions are made to holders of Common Stock. Each share of Class A Preferred Stock will be considered to be a share of Common Stock for the purpose of distribution.

7.0 *Transfer limitation*

Shares of Class A Preferred Stock may not be sold or transferred unless the Company engages in a merger or sale of the Company, at which time they may be exchanged for shares in the surviving entity only, per the terms of the merger or acquisition agreement.

8.0 *Voting Rights*

Except as otherwise required by law, the holders of Class A Preferred Stock and the holders of Common Stock shall be entitled to notice of any stockholders' meeting and to vote as a single class upon any matter submitted to the stockholders for a vote. Holders of the 1,000,000 shares of Class A Preferred Stock shall be entitled to cast votes equal to 51% of all shareholder votes.

9.0 Notices

Unless otherwise specified in the Corporation's Articles of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to its principal executive offices, and if to the holder of any shares of Class A Preferred Stock, shall be delivered to it at its address as it appears on the stock records of the Corporation.

10.0 Reissuance
No share or shares of Class A Preferred Stock acquired by the Company by reason of conversion, all such shares thereafter shall be returned to be the status of unissued shares of Class A Preferred Stock of the Company.

11.0 Directors

The holders of Class A Preferred Stock and Common Stock voting together as a class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Class A Preferred Stock of NDN BV, Inc. to be signed effective this 23rd day of June, 2018.

J Patel

Jayesh Patel
Chairman